COMPUTER TASK GROUP, INC.

800 Delaware Avenue

Buffalo, New York  14209

November 30, 2006

Mr. Craig Wilson

Mail Stop 4561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Re:

Computer Task Group, Inc.

Form 10--K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Form 10--Q for the quarter ended June 30, 2006

Filed August 8, 2006

Forms 8--K filed during Fiscal 2006

File No. 1--9410

Dear Mr. Wilson:

In response to your letter of November 7, 2006 (the "SEC Comment Letter") to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. ("CTG" or the "Company"), set forth below is CTG's response to each of your comments.  We have restated each Staff comment in this letter and then included our corresponding response.

Accounting Comments

Form 10--K for the period ended December 31, 2005

MD&A, pages 16--26

1.

We note your response to previous comment number 1.  In your August 21, 2006 response to comment number 1 you indicated that you produce revenue reports summarizing staff and solutions services within each of your identified verticals.  Your current response, dated September 19, 2006, indicates that you do not measure the amount of IT staffing and IT solutions revenue within each of your verticals.  These statements appear to contradict each other and should be clarified accordingly.  Further, provide us with all of the information currently reviewed by your CODM so that we may further evaluate your accounting and related disclosures.

Company Response

We note the Staff's comment and respectfully refer the Staff to certain supplemental disclosures the Company provided in the MD&A of its Form 10--Q for the period ended September 29, 2006 to further discuss the mix of the Company's staffing/solutions revenue.  The Company informs the Staff that it does not measure the amount of IT staffing and IT solutions revenue within each of our identified vertical markets areas nor is the business operations of the Company been run in this manner.  However, the Company intends to further enhance the MD&A disclosures in its financial statements from those provided its Form 10--Q for the period ended September 29, 2006 by providing additional disclosures related to the Company's vertical market focus.  The Company's MD&A disclosures in future filings would discuss the revenue related to the vertical markets upon which the Company focuses.  Included in these additional disclosures would be revenues within each vertical area as a percentage of total consolidated revenues.

For example, the Company provided in its September 29, 2006 Form 10--Q filing, and will continue to provide, the following disclosures:

"During 2006, the Company has experienced an increase in demand for the high--growth IT solutions business in which it is focused.  The areas of greatest demand in the solutions practice have been testing, clinical transformation projects, and transitional outsourcing.  As a result of this increase in demand, coupled with the loss in the 2006 third quarter of the staffing headcount previously discussed, the mix of the Company's staffing/solutions revenue improved to 70%/30% in the 2006 third quarter from 73%/27% in the Company's 2006 second quarter.  At September 30, 2005, the Company's mix of staffing/solutions revenue was 71%/29%."

The following additional disclosures are an example that we will be provided in future filings:

The Company promotes a significant portion of its services through four vertical market focus areas:  Technology Service Providers, Financial Services, HealthCare, and Life Sciences.  The Company focuses on these four vertical areas since it believes that these areas are either 1.) higher growth markets than the general IT services market and the general economy or 2.) the area provides greater potential for the Company's growth due to the size of the vertical market.  The vertical areas of Technology Service Providers, Financial Services, HealthCare, and Life Sciences consisted of 42%, 9%, 17% and 7% of the total consolidated revenues for the period ended December 31, 2006 and 43%, 9%, 14% and 7% of the total consolidated revenues for the period ended December 31, 2005, respectively.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 33

2.

We note your response to previous comment number 2.  Confirm that the supplemental information, included within response number 2 in your August 21, 2006 letter, addressing your accounting for both time and material and monthly fee contracts will be included within your revenue recognition policy going forward.  When performing fixed price service contracts the Company, under SAB 104, is required to utilize the proportional performance method using an output measure to measure performance.  Your current accounting for fixed price service contracts indicates that you are utilizing an input measure with the percentage of completion method.  Tell us why your current accounting is not materially different than the authoritative literature outlined within SAB 104 and the Corporation Finance Current Accounting and Disclosure Issues issued December 1, 2005.  Tell us the amount of revenue derived from fixed price service contracts during the three most recent fiscal periods as well as the interim periods of fiscal 2006.

Company Response

We note the Staff's comment and respectfully inform the Staff that the Company will include its accounting for both time and material and monthly fee contracts in its revenue recognition policy going forward.  The Company further respectfully refers the Staff to certain supplemental disclosures the Company provided in the MD&A of its Form 10--Q for the period ended September 29, 2006 to further discuss the Company's policies on revenue recognition.  The disclosures included therein are as follows:

"The Company recognizes revenue when persuasive evidence of an arrangement exists, when the services have been rendered, when the price is determinable, and when collectibility of the amounts due is reasonably assured.   For time--and--material contracts and monthly fee contracts, which are essentially time--and--material contracts where customers are billed a specific agreed upon amount each month, revenue is recognized as hours are incurred and costs are expended.  Revenue for fixed price contracts is recognized as per the proportional method of accounting using an input--based approach whereby salary and indirect labor costs incurred are measured and compared to the total estimate of costs at completion for a project.  Revenue is recognized based upon the percent complete calculation of total incurred costs to total estimated costs."

The Company believes that its accounting for its fixed price service contracts is consistent with the guidance provided within SAB 104 and the Corporation Finance Current Accounting and Disclosure Issues issued December 1, 2005 regarding the use of a proportional performance method of accounting using an output--based approach.

In the fixed price projects in which the Company enters there are often milestones within the project plan whereby deliverables are due and acceptance is required by the customer as the project progresses.  The Company typically provides periodic status reports to the client throughout the term of the project.  Historically, the Company has not had difficulties meeting the project milestones, nor has customer acceptance of the milestone deliverable been difficult to obtain.  Accordingly, CTG recognizes revenue under such circumstances as the project progresses and the Company has consistently demonstrated that the delivered service, between milestone dates and as of the milestone date, meets all of the specified acceptance criteria, and has been accepted by the customer.  The Company believes that to defer revenue recognition until final project delivery or formal client acceptance occurs could result in improper timing of revenue recognition even though the criteria for the Company's performance under the contract's delivery provisions have been satisfied.

Accordingly, given acceptance by the customer of the project milestones, the Company believes the input measures used by the Company to measure progress toward completion on fixed price projects provide a reasonable surrogate as compared to using output measures as, almost exclusively, the input measure into the Company's fixed price service projects consists solely of salary and fringe costs incurred, and provides the most objectively reliable measurement method.  As the Company infrequently works on fixed price projects that include significant amounts of material or other non--labor related costs which could distort the percent complete within a percentage complete calculation, the Company believes the best means to measure progress toward completion on fixed price projects is the amount of actual salary and fringe costs incurred to total estimated salary and fringe costs.  The Company evaluates its estimated progress toward completion on each of its fixed price projects on a regular basis, often monthly but certainly at the end of each fiscal quarter, to determine if the current estimate of total cost at completion requires updating.  Often, the estimates of cost at completion do not significantly change from the prior update, or throughout the course of the project. The Company recognizes revenue based upon the most recent update of the percent complete (cost--to--cost) calculation.

For the years ended December 31, 2005, 2004 and 2003, the Company recognized approximately $9.1 million or 3%, $10.0 million or 4%, and $8.1 million or 3%, respectively, of its total consolidated revenue using the percentage of completion method of accounting for fixed price projects.  For the three quarter period ended September 29, 2006, the Company recognized $6.9 million or 3% of its total consolidated revenue using the percentage of completion method of accounting for fixed price projects.

Accordingly, the Company will provide the following additional disclosures in future filings related to its revenue recognition policies on fixed price contracts:

The Company infrequently works on fixed price projects that include significant amounts of material or other non--labor related costs which could distort the percent complete within a percentage complete calculation.  Our estimate of the total labor costs we expect to incur over the term of the contract is based on the nature of the project and our past experience on similar projects, and includes management judgments and estimates which effect the amount of revenue recognized on fixed price contracts in any accounting period.  We believe this methodology achieves the most objectively reliable measure of the revenue from services we provide under fixed price contracts.

Form 10--Q filed for the period ended June 30, 2006

3.

We note your response to previous comment number 3.  Your disclosures within MD&A in the Form 10--Q filed for the quarter ended June 30, 2006 indicate that the loss of staffing will result in the loss of approximately $25--$30 million of annual revenue and will unfavorable impact the company's profits beginning in the 3rd quarter of fiscal 2006.  Your response indicates that the loss of staff did not apply or effect the value of the reporting unit to which the goodwill relates.  Provide us supplementally with the most recent goodwill impairment analysis that supports your accounting.  Indicate if the analysis has been updated to reflect the significant change in business conditions.  Further, tell us whether there is any expected additional impact on the level of IBM revenues recognized by the company.  We note that IBM contributed approximately 38% of total revenues during the first six months of fiscal 2006.

Company Response

We note the Staff's comment and will respectfully inform the Staff that the Company acquired Elumen Solutions, Inc. (Elumen) in February 1999 and recorded approximately $84.9 million of goodwill and other identifiable intangibles resulting from the acquisition.  Elumen provided IT staffing and solutions to healthcare related companies, and was merged with a small number of the Company's existing staff which also provided IT staffing and solutions to healthcare related companies.  The resulting business unit was named CTG HealthCare Solutions, Inc. (CTGHS).  During 2002, the Company adopted FAS 142, "Goodwill and Other Intangible Assets" which required the Company to review the value its goodwill balances, at least annually, for impairment.  Upon adoption of FAS 142, the Company recorded a write--off of approximately $37.0 million of its goodwill balance.  The write--off primarily related to the goodwill associated with CTGHS. The remaining $35.7 million goodwill balance on the Company's balance sheet as of September 29, 2006 solely relates to and remains from the acquisition of Elumen and the Company's Healthcare vertical operations.

During the third quarter of 2006, the Company experienced a reduction in staff from its IBM account totaling approximately 450 staff members, resulting in a loss of approximately $25--$30 million of annual revenue.  However, none of the staff members that the Company currently provides or previously provided to IBM are from CTGHS.  Accordingly, although consideration was given to paragraph 28 of SFAS 142 prior to filing with the SEC the Company's Form 10--Q for the period ended June 30, 2006, it was determined that the loss of staff did not, in any manner, apply to or affect the business operations or ultimately the value of CTGHS, the business unit to which the goodwill relates.  Accordingly, it was determined that no update was required to the most recent goodwill impairment analysis for CTGHS as of December 31, 2005 for this significant loss of staff in 2006.

At this time, the Company is not aware of any additional significant change in the number of staff provided to IBM which would significantly impact the amount of revenue that the Company records from IBM.

Finally, please be advised that the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Once you have had the opportunity to review the Company's responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt
James R. Boldt
Chairman and Chief Executive Officer